SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated August 1, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated July 03 2006 and titled: Nokia applies EU substance legislation to global product portfolio

2.	Nokia Press Release dated July 03 2006 and titled: Nokia wins a Managed Services and 3G/HSPA contract with Saudi Arabia’s ‘mobily’

3.	Nokia Press Release dated July 04 2006 and titled: Exercises with stock options of Nokia Corporation

4.	Nokia Press Release dated July 06 2006 and titled: Nokia wins USD 150 million GSM/GPRS expansion contract with Henan MCC in China

5.	Nokia Press Release dated July 06 2006 and titled: Nokia supports Proximus in launching the first HSDPA network in Belgium

6.	Nokia Press Release dated July 06 2006 and titled: Nokia will host commercial OMA PoC and Presence services for 3 Scandinavia

7.	Nokia Press Release dated July 06 2006 and titled: Nokia Selected as the Premier Provider of Mobile Services for New York’s Free Wi-Fi in the Parks

8.	Nokia Press Release dated July 11 2006 and titled: Nokia Content Discoverer provides global distribution channel for SNAP Mobile multiplayer games

9.	Nokia Press Release dated July 11 2006 and titled: Nokia wins HSPA network supply contract with MobileOne in Singapore

10.	Nokia Press Release dated July 11 2006 and titled: Nokia 3250 music phone goes “triple platinum” - one million units sold - in less than four months

11.	Nokia Press Release dated July 12 2006 and titled: Nokia wins top awards at the UK’s Mobile Retailer Awards 2006

12.	Nokia Press Release dated July 13 2006 and titled: Nokia wins radio and HSDPA network deal from Saudi Arabia’s STC

13.	Nokia Press Release dated July 13 2006 and titled: Nokia to publish Q2 2006 results on July 20, 2006

14.	Nokia Press Release dated July 17 2006 and titled: Nokia opens Asia’s first Flagship Store in Hong Kong

15.	Nokia Press Release dated July 24 2006 and titled: The Nokia N93 starts shipping

16.	Nokia Press Release dated July 24 2006 and titled: Ready, Set, Snap - Nokia N73 starts shipping

17.	Nokia Press Release dated July 24 2006 and titled: Nokia’s mobile softswitch solution to boost Hunan MCC’s network capacity

18.	Nokia Press Release dated July 26 2006 and titled: Leading Tech Companies Unite to Boost OSGi Technology with Royalty-Free Patent Pledge

19.	Nokia Press Release dated July 27 2006 and titled: Nokia’s first public UMA pilot over WLAN is underway in Oulu, Finland

2

PRESS RELEASE

July 03 2006

Nokia applies EU substance legislation to global product portfolio

Espoo, Finland - With the EU legislation on the restriction of hazardous substances, RoHS, 2002/95/EC, coming into force, the whole electronics industry is reaching a major milestone. Exceeding regulatory requirements in many markets, Nokia’s target is to offer a full product portfolio worldwide which meets the very strict regulatory requirements in the EU. Nokia introduced the first fully RoHS compliant mobile phone, Nokia 5140i, in May 2005, more than one year before the statute came into effect. Similarly Nokia Networks has introduced it’s first fully RoHS compliant and lead-free Nokia FlexiHopper plus microwave radio product already in March 2005.

“Nokia is very proactive in its environmental efforts,” says Kirsi Sormunen, Vice President, Environmental Affairs, Nokia. “Nokia’ compliance of its world-class product portfolio goes far beyond the borders of the European Union. By applying the EU guidelines to our whole product portfolio globally and by launching pilot products, Nokia has broadened the dimensions of the EU legislation in terms of geography and time. The phase out has been supported by the entire supplier network, the successful transition having been a huge effort also to our component manufacturers.”

Nokia employs its “Design for Environment” approach in developing new products. The purpose is to evaluate the environmental impact of a product from the first sketches and material decisions onwards throughout the whole product lifecycle. By continually investigating viable alternatives for phasing-out additional substances, such as PVC and brominated flame retardants, Nokia will take further steps in its environmental efforts, going beyond the legal compliance of regulatory requirements.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products such as mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 71800 8000

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 03 2006

Nokia wins a Managed Services and 3G/HSPA contract with Saudi Arabia’s ‘mobily’

New customer can offer advanced mobile services thanks to Nokia’s Unified Core Network solution

Espoo, Finland - Nokia has won a managed services and 3G/HSPA network deal with mobily, a brand of Etihad Etisalat Company (EEC), in Saudi Arabia. The contract marks a new customer for Nokia in an important growth market, and highlights Nokia’s leadership in supplying and managing superior networks infrastructure.

Under the agreement, Nokia will provide as a managed service (build-operate-transfer) network optimization, operation and maintenance, care and hardware services and training. In addition, Nokia will provide installation, commissioning, integration, project management, network planning. The network will be supported by the multi-vendor proven Nokia NetAct(TM) network and service management system.

Nokia will supply its 3G radio and core network technology, including the Nokia High Speed Packet Access (HSPA) solution, and Nokia UltraSite base station subsystem to help keep the cost of ownership and operation of the network to a minimum, allowing services to be priced competitively. Nokia will also deliver its MSC Server mobile softswitch and IP Multimedia Subsystem (IMS) for fixed and mobile solution from its Unified Core Networks portfolio to provide mobily with a high capacity and cost-effective means to provide voice and IP-based services. The deliveries have already started and the network should be operational in July.

“We are excited to extend our mobile service offering to fast and high-quality 3G and HSDPA services. Our customers will be able to enjoy fast music downloads and mobile Internet access,” says Eng. Abdul aziz Al-Tamami, Chief Operating Officer, mobily. “We chose Nokia - among other vendors - to supply and manage their cutting edge 3G/HSDPA network because we are confident that Nokia’s solutions will help us to respond to customer requirements in the increasingly competitive Saudi market. We are extremely pleased with Nokia’s fast network roll-out and comprehensive services support.”

“Nokia is strongly committed to the Middle East and Africa markets and it is our pleasure to extend that commitment to our cooperation with mobily in Saudi Arabia,” said Walid Moneimne, Senior Vice President, Central Europe, Middle East and Africa region, Networks, Nokia. “Nokia’s solutions and services will let mobily develop its service offering to meet the growing demand for access to information, services and entertainment easier and faster than before, on the go.”

Nokia is a leader in bringing mobility to New Growth Markets. Nokia estimates the number of mobile subscribers to grow to three billion in 2008, and around 80 percent of this growth will come from fast-growing markets such as Saudi Arabia. Nokia expects that Middle-East and Africa will account for 20 percent of the next billion subscribers.

Nokia’s Managed Services business is a key part of its Services business unit, and a core part of the company’s drive to help operators enhance their service offerings and reduce costs. To date Nokia has 40 managed services contracts in 31 countries, and it expects this figure to grow in the coming years.

In WCDMA 3G, Nokia has 60 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. In the first phase, Nokia HSDPA offers up to four times faster data services than current 3G, and consequently enhanced quality of service experience. Nokia is a leader in the HSDPA market, with over 20 contracts globally, many of which are in commercial use. Several network operators have already opened their HSDPA networks with the Nokia HSDPA.

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile.  With close to 100 customers for its mobile softswitching, Nokia has delivered the majority of the world’s commercial 3GPP-compliant mobile softswitching.  Nokia is also the front-runner in IMS for fixed and mobile networks, with over 85 references for IMS solutions, such as Push to talk over Cellular, while paving the way for network renewal with IMS-based voice and applications in fixed networks.

About Mobily (Etihad Etisalat)

Mobily is the official brand name of Etihad Etisalat, the new mobile service provider in the Kingdom of Saudi Arabia. Established in accordance with a 2004 royal decree, the ownership of the company is two-fold: A Saudi ownership, comprising public investors holding 20% of the company’s shareholding, while private investors own a 45% stake. The balance of 35% is owned by the Etisalat of UAE.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 04 2006

Exercises with stock options of Nokia Corporation

A total of 69,440 shares of Nokia Corporation (“Nokia”) were subscribed for as of June 28, 2006 based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 4,166.40 in Nokia’s share capital and an increase of EUR 995,215.24 in shareholders equity. The new shares carry full shareholder rights as from the registration date, July 4, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245,635,866.66 and the total number of shares is 4,093,931,111 including the shares that are held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 06 2006

Nokia wins USD 150 million GSM/GPRS expansion contract with Henan MCC in China

Espoo, Finland - Nokia and Henan Mobile Communication Co., Ltd. (Henan MCC), one of the wholly owned subsidiaries of China Mobile (HK) Limited, have signed a deal worth USD 150 million to expand GSM and GPRS networks in the Henan province in the central part of China. This is the 11th GSM expansion of Henan MCC and will significantly enhance network coverage and capacity in the province, especially in the rural area.

Under the agreement, Nokia will supply Henan MCC with GSM/GPRS radio and core network, including the Nokia MSC Server mobile softswitch. The Nokia NetAct(TM) network and service management system will support the network, and Nokia will provide network planning, implementation, commissioning, training, and care services. Deliveries will start immediately and the network will be operational by the end of September 2006.

“We are delighted to continue our long-term cooperation with Nokia, who, as a world leading end-to-end solution provider, enables us to maintain high-quality network and provide better customer experience. Through this expansion, we will be able to bring the excitement of mobile communications to more people in the province and prepare for future growth,” says Yuan Jianguo, General Manager, Henan MCC.

“Nokia is fully committed to providing high-quality solutions and services to our customers,” says James Lin, Vice President, Networks, Nokia China. “The expansion will enable Henan MCC to increase its customer base and bring about more customer delight by enhancing voice and data services. It also prepares Henan MCC for future network evolution.”

Nokia has been Henan MCC’s major supplier for every GSM expansion since 1995. Nokia is the operator’s sole GSM/GPRS core network supplier and a major supplier of Henan MCC’s radio network.

Nokia is a leading GSM network supplier in the Chinese market with over 20 provincial customers. With close to 100 customers for its mobile softswitching, Nokia has delivered the majority of the world’s commercial 3GPP-compliant mobile softswitching, and has to date 20 million lines installed in the China area.

About Henan Mobile Communications Corporation Ltd.

Henan Mobile Communications Corporation Ltd. is one of the wholly owned subsidiaries of China Mobile (HK) Limited, and has been listed in HK and New York Stock Exchanges since 1999. The operator serves Henan province in central China, with a population of around 100 million.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 06 2006

Nokia supports Proximus in launching the first HSDPA network in Belgium

Espoo, Finland - Belgian mobile operator Proximus has launched the first commercial High Speed Downlink Packet Access (HSDPA) network in the country. With the Nokia HSDPA solution, Proximus will be able to operate its network more cost-efficiently and offer its customers data services at speeds of up to five times faster than current 3G speeds.

“We at Proximus take pride in offering our customers the best quality services, so we are pleased to be the first operator in Belgium to upgrade our 3G network with HSDPA technology,” says Laurent Claus, Executive Vice President, Proximus. “Nokia’s rapid rollout capability and support are extremely valuable for us in offering 3G broadband HSDPA to our customers.”

“We are delighted that Nokia’s solutions and support helped Proximus to launch the first commercial HSDPA in Belgium,” says Patrick Fichou, Account Director, Networks, Nokia. “The Nokia HSDPA allows Proximus to introduce 3G broadband to their existing and new customers thus enhancing subscriber loyalty and generating revenue.”

Nokia is Proximus’ sole GSM and WCDMA 3G radio network supplier. Nokia also supplies GPRS and 3G packet core network equipment to the operator. Nokia has supplied mobile networks to Proximus since 1996 and was selected as its 3G supplier in 2001.

In WCDMA 3G, Nokia has 60 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. Nokia is a leader in the HSDPA market, with over 20 contracts globally. Several network operators have already opened their HSDPA networks with the Nokia solution.

About Proximus

On 31 March 2006 Proximus had 4,260,000 active customers* (43% postpaid and 57% prepaid customers). Proximus, the mobile telephony market leader in Belgium, is 75% owned by the Belgacom Group and 25% by Vodafone. Belgacom is listed on the Euronext Brussels First Market, under “BELG”.

* Active customer = user of a mobile phone who received or sent a call or SMS during the past three months.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 06 2006

Nokia will host commercial OMA PoC and Presence services for 3 Scandinavia

Nokia to open a new Hosting Center in Austria

Espoo, Finland - Nokia will host commercial Push to talk over Cellular (PoC) and Presence services for 3 Scandinavia in Sweden and Denmark, thus allowing the operator to roll out the solution more quickly and efficiently. The service, enabling people to use their mobile phones like walkie-talkies, communicating with a selected group or with individuals at the push of a button, will be launched in September.

The agreement marks the launch of the world’s first commercial Open Mobile Alliance (OMA)-compliant Push to talk over Cellular service, leveraging Nokia’s leading position in GSM/WCDMA 3G-based PoC, unique experience from terminals, knowledge of consumer behavior, and systems integration. The PoC services are interoperable across all OMA-compliant wireless networks and handsets. Nokia will operate the PoC platform from its new Hosting Center to be opened in Vienna, Austria in September. Nokia will also deliver 3 Scandinavia Nokia Eseries business devices with preset PoC settings.

“After a successful push to talk trial with Nokia, we are confident in Nokia’s ability to host the service for 3 allowing us to concentrate on our core business,” said Jörgen Askeroth, Chief Technology Officer, 3 Scandinavia. “Arranging meetings, for example, will be cheaper and and faster by push to talk than by a regular mobile phone call.”

“Nokia Mobility Hosting tackles the major challenges operators face in launching and managing as-yet unproven new services -cost, complexity, risk- and gives them the confidence to explore and discover important new revenue streams,” said Patrik Sallner, Head of Hosting Service Line, Networks, Nokia. “Hosting is a rising telecoms industry trend, and an area where Nokia intends to grow.”

Hosting is one of the many tools that Nokia can offer operators to help grow their business in the face of ever-toughening competition and growing technological complexity. Hosting sits alongside Managed Services to form one of the main pillars of Nokia’s growing Services business unit. Nokia is a leader in the managed services market, with 40 agreements in 31 countries.

Nokia’s end-to-end push to talk solution offers a full feature set, and is compliant with the OMA standard. It also includes Nokia Presence solution which adds a whole new dimension to push to talk by letting mobile subscribers know how and when they can reach their family, friends, or colleagues - before making a call. Nokia Push to talk over Cellular is part of Nokia’s IMS for fixed and mobile offering and compliant with 3GPP IMS standards. In addition to voice, the solution will be capable of supporting various push-to-media, such as video. With commercial contracts for 53 PoC service offerings, and several operator trials ongoing, Nokia is leading the market for Push to talk over Cellular in GSM.

About 3 Scandinavia

Hi3G Access AB offers third generation mobile video services to the Scandinavian Market under the 3 brand. The company was first to launch commercial 3G services in Sweden on May 5, 2003 and in Denmark on 14 October 2003. As of 30 March 2005 the company has 414,000 subscribers in Sweden and Denmark. It also holds a 3G license for Norway. Hi3G Access AB is a joint venture between Hutchison Whampoa Ltd (60%) and Investor AB (40%). For further information, please visit our corporate website: www.tre.se.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 06 2006

Nokia Selected as the Premier Provider of Mobile Services for New York’s Free Wi-Fi in the Parks

New York, NY, USA - Nokia announced today it has been selected to be the primary provider for mobile services in the free Wi-Fi networks in the parks of the city of New York.  The networks currently being installed will cover 10 major parks in New York City, including Central Park, Union Square Park and Corona Flushing Meadows.  The network infrastructure is owned and managed by WiFi Salon, a New York-based company that owns the exclusive concession rights from the New York City Department of Parks and Recreation for this purpose.

Nokia will introduce mobile multimedia services in the parks with local media partners during the summer.  The media partners will provide complimentary mobile versions of their content to Nokia devices with Wi-Fi connectivity used in the parks.

“The Parks Department is pleased to partner with WiFi Salon and Nokia to bring free Wi-Fi access to ten major parks in New York City,” said Commissioner Adrian Benepe.  “The expanded Wi-Fi network will give park visitors even more options to enjoy.  Now, park patrons can throw a pitch, score a goal, catch a wave or surf the Net at some of our City’s greatest parks.”

“This is a great opportunity for Nokia to showcase the capabilities of our mobile multimedia devices,” said Floris van de Klashorst, director, multimedia, Nokia.  “Wi-Fi in the parks is an excellent way to pilot new services with our partners in the media industry, while New Yorkers can enjoy some of their favorite pastimes while in the parks - such as reading the paper, listening to music or accessing the Internet - in an entirely new way.”

Access to these multimedia services over the Wi-Fi network will be possible with Nokia products that have wireless LAN built in, such as the Nokia N80, the Nokia N91 - two of the latest multimedia devices in the Nokia Nseries range - and the Nokia 770 Internet Tablet, a portable multimedia tablet optimized for Internet communications.  Park visitors can access the public Wi-Fi network using laptops or other portable devices with wireless LAN as well.

“Wi-Fi can be more than about Web surfing and checking e-mail,” noted Marshall Brown, founder and CEO of WiFi Salon.  “What if a hot spot was not just a gateway, but a destination?  What if it offered rich multimedia experiences based on the neighborhood where you are located?  As prime neighborhood meeting grounds, parks are ideal places for people to experience this new approach to public Wi-Fi.”

About WiFi Salon

WiFi Salon is creating neighborhood hot spots where people can simply connect, share, and build communities using the newest approach to next-generation wireless applications, services and experiences.   The company’s premiere installation is in its hometown of New York, having secured the exclusive concession from the New York City Department of Parks and Recreation to establish and operate 18 Hot Spots in ten parks in four boroughs.

www.wifisalon.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products such as mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Note to editors:

The parks included in this project are:

• Battery Park

• Central Park (8 Locations - The Dairy, The Boathouse, Summerstage, The Sheep Meadow, The Delacorte Theatre, The Charles A. Dana Discovery Center, The Pinetum, The Zoo)

• Washington Square Park

• Union Square Park

• Riverside Park - Boat Basin / Café at 79th Street

• Prospect Park - The Boathouse, The Picnic House

• Corona Flushing Meadows - USTA Tennis Center

• Orchard Beach Concessions

• VanCortlandt Park Golf House

• Pelham Bay Park Golf House

More information about the Nokia products mentioned can be found at www.nseries.com and www.nokia.com/770

Media Enquiries:

WiFi Salon

Tel. +1 212 727 3524

E-mail: pr@wifisalon.com

NYC Department of Parks & Recreation

Warner Johnston

Tel. +1 212 360 1311

E-mail: Warner.Johnston@parks.nyc.gov

Nokia, Americas

Media Relations

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

July 11 2006

Nokia Content Discoverer provides global distribution channel for SNAP Mobile multiplayer games

Nokia’s on-device portal solution makes Java-based SNAP multiplayer mobile games available for download and purchase over millions of Nokia S60 and Series 40 handsets

Espoo, Finland - Nokia (NYSE: NOK) today announced it will provide SNAP Mobile multiplayer games for download and purchase through its Nokia Content Discoverer on-device portal solution, embedded in millions of Nokia devices based on S60 and Series 40 currently available in markets worldwide.

The new arrangement provides mobile gaming publishers and developers a global distribution channel, enabling them to reach users of all Nokia Content Discoverer enabled Nokia handsets. Nokia Content Discoverer, representing the evolution of Nokia’s end-to-end Preminet content discovery and delivery ecosystem for mobile operators, offers a collection of shopping mall “stores” or “catalogs” that afford mobile subscribers easy access to downloadable content from branded content providers, leading content aggregators and their mobile service provider.

Beginning in the second half of 2006, connected multiplayer titles developed on Nokia’s SNAP Mobile platform will be available in selected markets through a dedicated catalog location to any user with a Nokia handset that features the Nokia Content Discoverer client. Already embedded as an on-device portal in nine Nokia handset models comprising millions of devices currently in the marketplace, Nokia Content Discoverer is slated to ship on an additional six Nokia handset models to global markets by the end of 2006.

“The Nokia Content Discoverer on-device portal provides a powerful tool that makes it easy for mobile subscribers to experience connected multiplayer gaming on millions of handsets based on the world’s leading mobile device platforms,” said Petteri Putkiranta, Director of Platform Solutions, Forum Nokia, Nokia’s global developer support program. “The new availability of Nokia’s Java-based SNAP Mobile games through Nokia Content Discoverer gives publishers and developers a direct pathway to users seeking the interactive experience of in-game competition against friends or community members.”

“Connected mobile gameplay with friends is a fast-growing trend in mobile entertainment and Nokia Content Discoverer now provides a quick and efficient way for mobile consumers to find, try and purchase the latest multiplayer game titles,” said Lisa Waits, Head of Nokia’s SNAP Mobile. “Using SNAP Mobile and Nokia Content Discoverer, mobile game publishers, developers and operators now have an excellent channel model to drive content and data traffic revenues from the market demand for connected mobile games.”

Using Nokia Content Discoverer, mobile subscribers are able to easily discover, download and purchase localized content, applications and services, including Symbian C++ applications for S60, Java(TM) games and productivity applications, logos and background images, ring tones and True Tones, video clips and files, full-track music and Flash content. Mobile users will experience a greatly enhanced content shopping experience through Nokia Content Discoverer’s advanced on-device caching of content catalog metadata and integrated preview/prelisten and installation capabilities, speeding time to discovery and download, and facilitating easy purchase of mobile content.

Nokia Content Discoverer is currently embedded in select Nokia devices based on S60 and Series 40 technology, including the Nokia Nseries multimedia computers (Nokia N70, Nokia N71, Nokia N72 and Nokia N80), Nokia Eseries devices for enterprise users (Nokia E60, Nokia E61 and Nokia E70), Nokia 3250 handsets currently available in mainland China and Nokia 6131 devices in China and other Asia-Pacific markets. The on-device portal also is slated to be shipped by the end of 2006 to markets worldwide embedded on six additional Nokia handset models, including the Nokia N73, Nokia N93, Nokia E50, Nokia 5500, Nokia 6070 and Nokia 6233.

Nokia’s SNAP Mobile, the most comprehensive mobile gaming community solution, is now available for connected mobile game development and publishing, as well as mobile game community development. It delivers a quality connected game playing experience to users by harnessing the versatility of Java(TM)-based mobile content on a wide variety of Java(TM) MIDP2.0 compliant phones.

For more information on the Nokia’s SNAP Mobile online communities, please visit http://www.snapmobile.nokia.com

For SNAP Mobile development tools and information, please visit http://forum.nokia.com/games/snapmobile

More information about Nokia Content Discoverer is available online at www.nokia.com/ncd

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Americas

Communications

Global Developer Program, Charles Chopp

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 11 2006

Nokia wins HSPA network supply contract with MobileOne in Singapore

Espoo, Finland - Nokia and MobileOne (M1), one of the leading mobile and IDD service providers in Singapore, have entered into an agreement for the supply of the first High Speed Packet Access (HSPA) network in Singapore. With Nokia’s support, M1 can offer high-quality network coverage and the very latest multimedia services to its mobile customers.

In addition to the HSPA supply, Nokia will expand M1’s WCDMA 3G radio network coverage and upgrade M1’s core network as well as provides a software upgrade. Also, included are network optimization and deployment services consisting of installation, commissioning, integration and acceptance testing of the network. The value of this agreement is USD 30 million.

“This award of Singapore’s first HSPA contract to Nokia is an important milestone for M1. It reaffirms our commitment to offer our customers high quality mobile services that combine mobility with higher speed and wide area coverage for data intensive business and consumer applications,” says Neil Montefiore, Chief Executive Officer of M1 “With HSPA, downloading of large files, multimedia and music on the move can be done at a fraction of the normal time required. It will certainly be seen as a technology that truly enhances our customers’ mobile experience and greatly improves their quality of life.”

 ”We are delighted to be selected as the preferred supplier of HSPA networks by M1. This win clearly confirms and demonstrates M1’s confidence in Nokia to deliver high-quality cutting-edge technology to mobile operators and consumers,” says Ricky Corker, Vice President, Asia Pacific, Networks, Nokia. “With Nokia, operators can bring a new class of services to market quickly, cost-effectively and with the highest network performance, this shows further proof of Nokia’s strength in advanced radio network technologies.”

Nokia is M1’s sole core network and WCDMA 3G network supplier.

In WCDMA 3G, Nokia has 60 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSDPA offers almost 10-times faster data services than current 3G networks, meaning an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About M1

M1, Singapore’s most exciting and innovative mobile and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

MobileOne

Chua Swee Kiat

Tel. +65 68951060

HP. +65 96894627

E-mail: chuask@m1.com.sg

www.nokia.com

PRESS RELEASE

July 11 2006

Nokia 3250 music phone goes “triple platinum” - one million units sold - in less than four months

Powered by the leading smartphone software S60, the Nokia 3250 offers a dynamic mobile music experience

Espoo, Finland - With more than one million units sold since it entered the charts in March 2006, the Nokia 3250 music phone is quickly earning a reputation as a must-have summer accessory - storing up to 750 songs (1 GB) of high quality music and sporting a 2 megapixel camera in a unique design.

“As the world’s largest manufacturer of digital music players, Nokia continues to lead the way in making mobile music widely accessible,” says Heikki Norta, Senior Vice President of Nokia’s Lifestyle Products Group. “As we enter the summer holiday season, the Nokia 3250 is an ideal travel companion - it stores all your favourite songs, records fondest summer memories, and even has an off-line mode for those endless long-haul flights.”

From a technical standpoint, the Nokia 3250 music phone is based on S60 3rd Edition software and Symbian OS - which can turn a smartphone into a versatile portable music player capable of playing a wide array of digital music formats such as MP3, WMA, M4A, AAC and eAAC+. In addition to making it easy to load and transfer music, the S60 3rd Edition software allows people to purchase music and share their musical experiences and recommendations with their friends.

“S60 3rd Edition software introduces a new level of flexibility and security, enabling easy creation of devices and applications targeted to mass markets. The success of the Nokia 3250 clearly demonstrates that consumers value the extensibility that an S60 device offers,” adds Norta.

The Nokia 3250 music phone began shipping in March 2006, reaching the milestone of one million units sold in less than four months.

About S60

The S60 built on Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 software allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Photos of the Nokia 3250 can be found at: www.nokia.com/press

PRESS RELEASE

July 12 2006

Nokia wins top awards at the UK’s Mobile Retailer Awards 2006

Nokia Named Mobile Manufacturer of the Year

London, UK and Espoo, Finland - Nokia, the world’s leading mobile handset manufacturer, came out on top at this year’s Mobile Retailer Awards held in London, winning the awards for Manufacturer of the Year and Business Handset of the Year.

The judging panel of industry experts awarded Nokia the coveted title of Manufacturer of the Year as a result of the strides it’s taken to enhance its unrivaled product range in the past 12 months.  This included its launch of the Nokia NSeries sub-brand, its entrance into new territories through its music and youth platforms and development of its classic and ESeries handsets.

The panel of industry experts, who awarded Nokia the top prize, highlighted Nokia’s commitment to producing ‘good, handsets’ and its ‘appetite for innovation’, which they said some rivals appear to lack.

Nokia also received praise for its dedication to mobile trade professionals; including its Academy training programme for dealers, which provides hands-on product training with yet-to-be-released handsets - described by the judging panel as ‘the ‘finest independent training this industry offers.’

Nokia was also presented with the Business Handset of the Year award for the Nokia 6230i.   The Nokia 6230i scooped the prize by offering a business focused product that not only providing functions business users look for - long battery life, ease of use, reliability and car kit compatibility - but also a desirable handset, in design and style.

Commenting on the win Mark Squires, Communications Director of Nokia UK, said: “Everyone at Nokia has worked very hard in the past 12 months to cement our position as the number one manufacturer and to produce a range of handsets which not only appeal across the board, but provide outstanding usability and innovative features.  It’s great to receive recognition for this hard work - especially when it originates from our colleagues in the mobile retail industry.”

About the Mobile Retailer Awards

The Mobile Retailer Awards is the UK mobile industries only retailer industry focused awards.  Every year Mobile turns to the people on the front line of mobile retail to decide on the best companies, products and services from 14 categories covering manufacturers, operators, distributors and online retailers, as well as new categories for ‘Shop Idol’ and ‘Local Hero’.  The awards were presented at a black tie event, at the Riverbank Park Plaza hotel in London, on Thursday 29th May.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Red Consultancy, PR agency

Tel. +44 845 070 7619

E-mail: nokiateam@redconsultancy.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

www.nokia.co.uk

PRESS RELEASE

July 13 2006

Nokia wins radio and HSDPA network deal from Saudi Arabia’s STC

Nokia’s HSDPA solution means STC can offer advanced mobile services to its customers

Espoo, Finland - Nokia has won a radio and High Speed Downlink Packet Access (HSDPA) network order from Saudi Telecommunication Company (STC), bolstering its recently-launched WCDMA 3G and HSDPA services in Saudi Arabia. With Nokia’s HSDPA solution, STC’s customers will be able to access new services such as fast Internet connection, video calls and music downloads.

“At STC, we are proud to offer 3G and HSDPA services to our customers. Nokia’s state-of-the-art solutions and invaluable support have enabled a smooth network and services rollout. We were delighted to see how easy the HSDPA upgrade was with Nokia’s solution,” says Dr. Zeyad Al Otaibi, President of ALJAWAL, STC.

“We’re pleased to extend our cooperation with STC. The Nokia HSPA solution for fast access provides STC with ample capacity to offer advanced services with minimal investment, low delivery costs and simple implementation,” says Dr. Walid Moneimne, Senior Vice President, Central Europe, Middle East and Africa region, Networks, Nokia.

Nokia supplies STC with radio network equipment, including its transmission solution, plus HSDPA software. The network continues to be supported by the Nokia NetAct(TM) network and service management system. Nokia is also providing STC with services including network planning, telecom implementation, project management, operations support, optimization, and care.

In WCDMA 3G, Nokia has 61 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSDPA offers almost 10-times faster data services than current 3G networks, meaning an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Saudi Telecommunication Company

Saudi Telecom is determined to deliver results on our journey to become a Customer Focused and Competitive company that you our Customers will choose over the competition, Investors will confidently invest in, and People will be proud to work for. We are working to become a company where staff and managers are a confident TEAM working together to deliver what you the customers want, need and expect.

Saudi Telecom, since its establishment in 1998, has delivered a range of positive results that have delivered a better service to more customers. This has been achieved through an ambitious Transformation & Restructuring Program compound with an extensive expansion of our network and infrastructure.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 13 2006

Nokia to publish Q2 2006 results on July 20, 2006

Espoo, Finland - Nokia will publish its second quarter financial results on Thursday July 20, 2006, at approximately 1 pm Helsinki time (CET +1). The press release will be available on the Nokia website immediately after publication.

Nokia’s investor conference call will begin at 3 pm Helsinki time (CET +1). A live webcast of the conference call will be available at www.nokia.com/investor. Media representatives wishing to listen in may call

+1 706 634 5012.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 17 2006

Nokia opens Asia’s first Flagship Store in Hong Kong

Adds premium concept to 165 Nokia stores and over 45 000 retail outlets in China

Hong Kong- Nokia today announced the grand opening of the first Nokia Flagship Store in Asia.  Located on Russell Street, Causeway Bay, the Nokia Flagship Store is prominently positioned in one of the most prestigious shopping districts in Hong Kong. In addition to showcasing the complete portfolio of Nokia products and services, the Flagship Store allows customers to fully experience cutting-edge mobile technology in a comfortable, stylish and interactive environment. The first Nokia Flagship store was opened in the Moscow, Russia in December 2005. Nokia aims to open 18 Nokia Flagship Stores in the “shopping capitals” — high-traffic urban settings in major markets worldwide.

The Flagship store adds a premium concept to Nokia’s leading retail presence in China, which today includes 165 exclusively Nokia branded stores, rolled out since year 2000, and Nokia presence in over 45 000 retail outlets in China

“Hong Kong is a perfect window for Nokia to showcase the flagship store concept in Asia. It allows us to offer unique mobile experiences and inspirations for our customers in the region,” said Colin Giles, Senior Vice President, Customers and Markets Operation, China Area.  “Nokia is committed to pushing the boundaries of the retail landscape.  By doing so, we could enhance the way mobile communication is experienced and further reinforce our vision of ‘Life Goes Mobile’.”

“With a mobile subscription rate of over 125%*, consumers in Hong Kong are highly sophisticated and are looking beyond standalone devices for a converged mobile experience. The Nokia Flagship Store features various ‘experience counters’ in areas including music, imaging, connectivity and business solutions, allowing customers to experience the many benefits of mobility and digital convergence for themselves,” said Bruce Lam, General Manager for Customers, Market & Operations, Mobile Phones, Nokia Hong Kong.

Each Flagship Store is distinctively crafted and enhanced by state-of-the-art multimedia displays. These displays offer a highly interactive and intuitive medium to walk guests through the features and benefits of a wide range of Nokia products. It can even allow customers to send text messages for display on Nokia Flagship Store locations around the world.

Additionally, all Nokia Flagship Store team members are highly trained graduates of Nokia’s award-winning Nokia Academy program. They will provide customers with accurate and personalized guidance on topics ranging from choosing the perfect phone, to applying and maxmizing the functionality of the latest mobile devices.

“Customer focus is at the heart of our strategy and the Nokia Flagship Store enables us to increase our focus at the retail level,” explains Cliff Crosbie, Director, Global Retail and Trade Marketing. “By delivering an exceptional shopping experience unique to the current retail world, we are able to develop more intimate one-to-one customer relationships, gauge feedback and discover valuable insights for continuous products and services enhancements.”

The Nokia Flagship Stores will form the top end of Nokia’s newly revised retail strategy that includes retail and operator partners and their more than 300,000 retail outlets globally. All of these customer outlets will remain essential to Nokia’s ongoing success and continue to be the main sales channels in the future. The feedback and learnings received through the Flagship stores will be shared and implemented with Nokia’s retail and operator partners.

*Source: Office of the Telecommunications Authority, Hong Kong (OFTA), April 2006

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Hong Kong

Emily Hung

Tel.+852 2597 0100

E-mail: emily.hung@nokia.com

Ogilvy Public Relations Worldwide

Wendy Pang / Teresa Shum

Tel. +852 2884 8557 / +852 2885 8553

E-mail: wendy.pang@ogilvy.com / teresa.shum@ogilvy.com

www.nokia.com

PRESS RELEASE

July 24 2006

The Nokia N93 starts shipping

The Nokia N93 transforms the way you shoot, shape and share your movies

Espoo, Finland - Nokia today announced that deliveries of the new Nokia N93 have begun. The latest addition to Nokia’s high performance Nokia Nseries multimedia computer range, the Nokia N93 offers uncompromised digital camcorder, telephony and rich internet functionality.

Boasting a 3.2 megapixel camera with Carl Zeiss optics, 3x optical zoom and DVD-like video capture, the Nokia N93 also offers advanced connectivity and editing options. You can connect the Nokia N93 directly to your compatible TV for a widescreen movie experience, upload your images and video directly from the handset to select online albums or blogs, and even create high-quality home movies and burn them to DVD with the included Adobe Premiere Elements 2.0 software.

“The mobile video revolution is here,” said Satu Ehrnrooth, head of Nokia Nseries Cameras, Multimedia, Nokia. “People are already using the internet as a forum for dialogue, and what better way to share your thoughts than through video! The Nokia N93 provides a perfect medium for this - you can shoot your short movies and share them instantly with others in the internet. Furthermore, the Nokia Nseries Studio (www.nokia.com/nseries/studio), which will be opened up soon for the public, provides a new channel for people to upload and showcase their mobile short films.”

Sharp Shooter

Unfold and twist the main display, and the Nokia N93 is ready to shoot high quality video and photos, with dedicated keys for shutter, zoom and flash making it easy to capture that once-in-a-lifetime moment. Featuring MPEG-4 VGA video capture at up to 30 frames per second, stereo audio recording and digital stabilization enabling smooth and shake-free movies, the Nokia N93 shoots DVD-like quality videos. It also boasts a 3.2 megapixel (2048 x 1536 pixels) camera with a Carl Zeiss Vario-Tessar lens, 3x optical zoom and up to 20x digital zoom, as well as autofocus and close-up mode for amazing clarity and accuracy.

The Nokia N93 features large internal memory of up to 50 MB, which can be further expanded with a hot swap miniSD card of up to 2 GB, allowing users to capture up to 90 minutes of DVD-like quality video or up to 2500 high-quality photos.

Share and Relive Your Moments

The Nokia N93 offers multiple options for sharing your videos. Share your uncompressed photos and video clips instantly via email, Bluetooth technology or by uploading them directly from the gallery of your device to compatible blogs. Or round up your friends and debut your mobile movies on a compatible TV screen, using either the included TV-out cable or wirelessly over integrated WLAN and UPnP (Universal Plug and Play) technology. For instant playback, set the device on a surface, flip the display horizontally and use the up to 262,144 color 2.4” QVGA display (240 x 320 pixels) in landscape mode to watch your movie magic. The screen can also be used to browse the web, watch TV* over 3G networks, or make hands-free video calls*.

Be Creative

The Nokia N93 offers both in-built and in-box editing facilities. The edit function on the device allows you to combine and trim clips and insert images, music and effects. For more advanced editing, the standard Nokia N93 sales pack comes complete with Adobe Premiere Elements 2.0 which allows you to burn your mobile movies to DVD and export formats for web streaming and email.

Communication Skills

Like all Nokia Nseries devices, the Nokia N93 also provides exceptional communication and multimedia computing features. Designed to work on wireless LAN, 3G (WCDMA 2100 MHz), EDGE and GSM (900/1800/1900 MHz) networks, the Nokia N93 provides mobile broadband internet access for browsing, uploading content, and sending and receiving emails, allowing you to stay connected on the move.

The Entertainer

Store up to 1500 songs on your Nokia N93 with a separately available 2 GB miniSD card, and use the digital music player to listen to your favorite tracks wherever you go. You can also create playlists, rip your CDs and transfer your music collection to your Nokia N93 using Nokia Music Manager, provided on the inbox DVD-ROM. Or listen hands-free to your stored music or the stereo FM radio of the Nokia N93 by using the built-in speaker or a compatible stereo headset. And for a complete entertainment experience you can also enjoy high-quality 3D games with the pre-installed N-Gage franchise System Rush: Evolution.

The ultimate mobile device for spontaneous video recording and sharing, the Nokia N93 is based on S60 3rd Edition software on Symbian OS. The Nokia N93 has started shipments to markets worldwide, including Europe, Middle East, Asia-Pacific, China and Americas markets where 3G (WCDMA) or EDGE and GSM networks are available.

A full list of Nokia N93 features is available at www.nokia.com/N93.

*To check the availability and cost of the service, contact your network operator or service provider.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever on the go at anytime.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 24 2006

Ready, Set, Snap - Nokia N73 starts shipping

Espoo, Finland - Nokia is proud to announce that shipments have begun for the Nokia N73, a stunning multimedia computer with excellent photography features and integrated stereo speakers for optimized audio pleasure. The Nokia N73 includes a 3.2 megapixel auto-focus camera with Carl Zeiss optics, and support for social networks on the Internet like Flickr, the world’s leading online photo sharing community. This is truly a connected camera for the digital shutterbug.

The Nokia N73 is estimated to retail at roughly 400 euro without tax and subsidies and is available in three beautifully designed color combinations: silver grey/deep plum, frost white/metallic red and frost white/mocha brown.

“We are very excited to bring the Nokia N73 to the world, it’s the ideal companion for any digital camera lover or simply anyone who appreciates stunning print quality and multimedia just a slide and a click away,” said Pekka Pohjakallio, vice president, Multimedia Computers, Nokia. “At the core of the Nokia N73 is a camera that is truly ready for the Internet age, enabling people to share their photos on the Web in an instant on Flickr or other photo sharing communities.”

The Nokia N73 meets a multitude of the everyday user’s needs - in one pocketable device. Available in 3G or quadband EDGE/GSM networks, the Nokia N73 has all the diversity of a multimedia computer enabled with the S60 3rd Edition Software on Symbian OS. Combining powerful photography features with support for browsing, email and Internet communities renders the Nokia N73 the ultimate connected camera.

Smile for the Camera

A high-quality 3.2 megapixel (2048 x 1536 pixels) camera with Carl Zeiss optics, the Nokia N73 provides ‘real’ photo quality up to 10” x 8” (25 x 20 cm).  Thanks to the mechanical shutter and advanced auto-focus, photos are sharper, boasting crisp detail with reduced movement distortion, even in low light conditions. Once you’ve snapped your photos or videos, viewing them is a simple pleasure on the large, high resolution 2.4 inch full screen landscape viewfinder.

Share the Moment

Display photos instantly on the beautiful screen, edge to edge, by simply pressing the dedicated review key. The powerful and intuitive active toolbar interface provides a one-touch selection to effortlessly send photos via e-mail, Bluetooth connectivity or MMS, print or upload them onto an Internet community.  Impress your friends by creating a slideshow, complete with your own stereo music soundtrack - simply select your favorite images and digital tunes, and enjoy the show.

Intuitive and Intelligent

Less than 90cc, the high-performing Nokia N73 not only travels with you, but also has intuitive functionality for additional ease-of-use. In fact, every aspect of the Nokia N73 has been designed to make photography easy. The dedicated controls for capture, zoom and review, together with the active toolbar interface provide intuitive and fast control of key camera functions.

Nokia N73 users will also be able to use Amazon’s Mobipocket® Reader and Amazon Anywhere(TM) features, which will be preinstalled on the device in certain areas.  With Amazon Anywhere shoppers can get immediate access to Amazon’s expansive selection and search customer reviews, receive personalized recommendations and shop right from their Nokia N73. Mobipocket Reader transforms your multimedia computer into a universal eBook reader with access to more than 25,000 eBooks from major US, German, French and Spanish publishers.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videoson the go at anytime..

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

For print quality photos of the Nokia N73 see: www.nokia.com/press >photos

www.nokia.com

PRESS RELEASE

July 24 2006

Nokia’s mobile softswitch solution to boost Hunan MCC’s network capacity

Espoo, Finland - Nokia has won a GSM core network contract with Hunan Mobile Communication Co., Ltd. (Hunan MCC) in China, strengthening its position as a leader in GSM infrastructure and mobile softswitching system deployments in the country. Hunan MCC is a new network infrastructure customer for Nokia.

Under the agreement, Nokia supplies its MSC Server mobile softswitch for 4 cities in Hunan Province, located in the central part of China. Nokia also provides a full range of services including network integration, commissioning and training. The system has been deployed and is already operational.

“Thanks to Nokia’s advanced GSM network and mobile softswitch system as well as excellent service support, we are able to bring higher capacity to the network, better utilize network resources, reduce costs and bring state-of-the-art services to our customers,” says Zhang Baowei, General Manager in charge of networks at Hunan MCC.

“Nokia is delighted to expand its cooperation with mobile operator customers like Hunan MCC in China,” says James Lin, Vice President, Networks, China. “With our global experience and strong end-to-end localization commitment, Nokia helps operator customers fully explore the potential of GSM networks, generate more revenues, and prepare for network evolution in the future.”

Nokia is a leading GSM network supplier in the Chinese market, with over 20 provincial customers. With close to 100 customers for its mobile softswitching, Nokia has delivered the majority of the world’s commercial 3GPP-compliant mobile softswitching, and to date has installed 20 million lines in the China area.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 26 2006

Leading Tech Companies Unite to Boost OSGi Technology with Royalty-Free Patent Pledge

Plan will encourage use of open, dynamic software components in computers and devices that use Java(TM)

San Ramon, CA, USA/Espoo, Finland - Five high-technology companies and the OSGi(TM) Alliance announced today that they will pledge royalty-free access to necessary patents that can speed the adoption of OSGi technology worldwide.  The technology creates a service-oriented, component-based environment for developers and provides standardized ways to manage the software lifecycle. These capabilities greatly increase the value of a wide range of computers and devices that use the Java(TM) platform.  The team includes the OSGi Alliance itself as well as OSGi members Gatespace Telematics, IBM, Nokia, ProSyst Software and Samsung.

The OSGi Alliance brings together world-class technologists and business experts dedicated to developing and promoting open, industry-standardized solutions to address fundamental new challenges and opportunities posed by a networked world.  In today’s world, more of the value provided by all kinds of devices is driven by software and the interaction of that software with networks.

Specifically, the six organizations want to spur innovation among software developers by pledging royalty-free access to any of their patents necessary for the implementation of OSGi Service Platform Release 4. This open OSGi platform is the industry-leading component software standard for networked computers and devices.  It spans digital mobile phones, vehicles, embedded appliances, residential gateways, industrial computers, desktop PCs, and, most recently, high-end servers, including mainframes.

The OSGi Service Platform offers increased value, because it allows developers to create sophisticated, component-based solutions and then assemble compatible software components on a customized, “just-in-time” basis.  More specifically, it provides a standardized, dynamic module system for applications and services that use the Java platform. Users can therefore manage the lifecycles of software components, which can be installed, assembled, updated, combined with other functions or removed “on the fly” — without disrupting the operation of a device.

Today’s action is notable because it formally extends royalty-free access to necessary patents owned by these six organizations to the general public to encourage use of the OSGi Service Platform Release 4.  Previously, such access was generally granted to full OSGi members. The details of today’s action are provided in each organization’s pledge.

http://www.nokia.com/A4162337

“As a team, we recognize the collective and individual merits of a cooperative and open approach to innovation and shared  patent access for the specification, which will promote adoption of the related technology,” said Stan Moyer, President, OSGi Alliance. “Working together, we’ll help everyone build on the OSGi Service Platform in ways that best benefit the public. The results will be open and enhanced interoperability and compatibility that empowers organizations to compete on the superiority and ingenuity of their offerings.”

For example, the OSGi Service Platform enables the following initiatives:

• Nokia and its service providers plan to use the platform for their mobile devices, enabling consumers to download precisely the functions they need for a more customized blend of software and capabilities.

• IBM will continue to leverage the benefits of OSGi technology to deliver business value across its breadth of hardware and software products. Some recent examples include the IBM System p5 server family and software products such as WebSphere Everyplace Deployment and Lotus Sametime. These products all deliver a precise and composable set of services for the customer by exploiting the dynamic module capability for Java made possible by OSGi technology.

• Samsung Electronics’ vision is to become a leading company in the digital convergence market where the Internet, wireless communications, networked systems and contents will be united.  Samsung believes that the OSGi Service Platform is a key enabling technology that is bridging services among its markets, including its home and mobile products.

• Gatespace Telematics provides and uses the platform as the key component in solutions for telematics, mobile, residential and industrial markets.  The availability of open-source implementations of the OSGi Alliance’s standardized, well-designed dynamic module system is changing the landscape and driving wide adoption of OSGi technology.  For example, Volvo Bus is building its next-generation telematics gateway using an open-source OSGi platform.

• ProSyst’s OSGi based solutions for client and server-side as well as its ready-to-use and custom services and applications are deployed by many Fortune 100 companies, like Siemens, Telefónica and Hewlett Packard. Manufacturers, service providers and developers benefit from the cost- and time-effective development of devices and applications as well as the extended lifecycle capabilities by remotely and securely providing new software components that range from gaming and video on demand to energy management, dynamic off-board navigation and remote patient monitoring.

Today’s patent pledges will help the broader OSGi community develop and enhance new and existing software affordably, transparently, efficiently and reliably.  It will also help the OSGi Alliance, its members and its supporting community deliver industry-leading, flexible, Java based components that accommodate the wide range of business models used worldwide for software and services while generating new and profitable business models for the future.

OSGi is a trademark of the OSGi Alliance, Inc. in the United States, other countries, or both.  Java and all Java based trademarks are trademarks of Sun Microsystems, Inc. in the United States, other countries, or both.  All company, brand and product names may be trademarks that are the sole property of their respective owners. All Rights Reserved.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 62278

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

July 27 2006

Nokia’s first public UMA pilot over WLAN is underway in Oulu, Finland

Espoo, Finland - Nokia started its very first public Unlicensed Mobile Access pilot over Wireless LAN in the city of Oulu last week. This live trial will last at least two months and is being conducted under real life surroundings and conditions. Fifty families from the city of Oulu will be trying and testing the functionalities of this new technology with the help of a brand new Nokia 6136 mobile device.

The Nokia 6136 was among the first Nokia mobile phones to offer UMA capabilities. This distinctive device integrates UMA technology to allow for seamless handover of voice and data connections between GSM cellular and WLAN networks. In other words, it combines the benefits of mobile and fixed landline through voice over WLAN.

“UMA technology truly brings simplicity in the usage of voice over IP,” says Peter Ropke, Senior Vice President, Mobile Phones R&D, Nokia. “This pilot project is an important step forward in bringing functional UMA technology to the mass market. Both operators and consumers will be able to garner the benefits of this new technology.”

UMA technology makes it possible for users to seamlessly roam and handover between local area networks and wide area networks using the same dual-mode device. Instead of constantly communicating with a base station, UMA allows the phone to also make calls through WLAN internet networks. In turn, this will also make it easier and cheaper for operators to expand their area coverage by implementing WLAN hotspots instead of costly base stations.

The pilot project is a joint cooperation between Nokia, the DNA/Finnet group and the City of Oulu. The City of Oulu announced the Pan Oulu project last year which enables its citizens to receive free WLAN internet via hotspots around the city. These hotspot areas around the downtown area of Oulu will be a great way to assess the way UMA works in a constantly changing environment like WLAN.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel